Exhibit 99.1

The9 Announces Closing of US$8.7 Million Underwritten Offering

Shanghai, China, October 5, 2020—The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced the completion of an underwritten offering of 23,500,000 American depositary shares (the “ADSs”) and warrants (the “Warrants”) to purchase 23,500,000 ADSs at a combined offering price of US$0.37 for one ADS and one Warrant to purchase one ADS. The ADSs and the Warrants were issued and sold to investors in a combination of one ADS and one Warrant to purchase one ADS, and are immediately separated upon issuance. Each Warrant is immediately exercisable for one ADS at an exercise price of US$0.37 per ADS and will expire three years from issuance.

Maxim Group LLC acted as sole book-running manager in connection with the offering.

The Company has granted the underwriter a 45-day option to purchase up to an additional 3,525,000 ADSs and/or up to an additional 3,525,000 Warrants, at the offering price less discounts and commissions.

The offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-240331) previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on September 29, 2020. A final prospectus relating to the offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

The Company plans to use the net proceeds from the offering mainly for (i) mobile games development and general corporate working capital, (ii) game license fee payment, and (iii) hyper-casual game operation.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified Internet company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en